

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Mark S. Mednansky
Chief Executive Officer
Del Frisco's Restaurant Group, LLC
930 S. Kimball Ave., Suite 100
Southlake, TX 76092

Re: **Del Frisco's Restaurant Group, LLC**
        Registration Statement on Form S-1
        Filed January 24, 2012
        File No. 333-179141

Dear Mr. Mednansky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a wholly-owned subsidiary. Please tell us whether you are offering the resale shares pursuant to Securities Act Rule 415(a)(1)(i).

2. In this regard, please also provide us an analysis as to why your selling shareholder should not be considered a statutory underwriter.

3. We note on page 16 that a restaurant in Louisville, Kentucky has the right to use, and uses, the Del Frisco's name and you license the use of the Del Frisco's name to one restaurant in Orlando, Florida. In appropriate places in the prospectus, please revise to explain the type of agreement you have with the Louisville, Kentucky location. Please disclose the extent to which the Orlando, Florida location has exclusive rights for its geographic area. Additionally, please revise to address how these restaurants contribute to your revenues, any obligations you have to these restaurants, the term of any agreements, and whether these restaurants bear the risk of increased commodity and labor costs. Also advise us whether you plan on licensing your name to other third parties in other geographical areas in the future.

4. We note you plan to open new restaurants. Please revise in appropriate places in the Business, Risk Factors, and Management's Discussion and Analysis sections to disclose the anticipated completion dates for planned new restaurants, costs incurred to date, and budgeted costs. Additionally discuss real estate costs including whether you are leasing, building, or purchasing the property. Please address any saturation risks as appropriate.

5. We note references to "highly attentive" serving process, "sophisticated" decors, "distinctive appeal" and "broad appeal" on page 1, "distinctive service," "exceptional menu," "premium offerings," "sophisticated and energetic setting," "premium full-service, fine dining experience," "vibrant neighborhood steakhouse," "lively bar," "premier positioning," and "upscale" entrees on page 2, "prime locations," "efficient" operations, "industry-leading operating margins," "outstanding guest service," "premium," "distinct," "unique," "attractive," "marquee," "popular," "highly complementary to upscale national retailers and attract a desirable guest base," and "energetic," on page 3, "innovative," "a bold, flavorful menu offering," "modern and comfortable decor," "Unmatched Social Experience and Guest Service," "sophisticated," "welcoming," "highly-trained, courteous and professional," "bolder, more flavorful seasonings," "ensuring quick and efficient service," "proven" teams, "extensive" experience, "highly" experienced, "professional attitude," "commitment to operational excellence," and "distinctive" guest experience, on page 4, and "ensure unsurpassed quality" and "highly tenured" on page 70 and similar statements elsewhere. Marketing language that cannot be objectively substantiated should be removed. Please revise. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

6. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

7. We note that you have relied on various third party sources for certain data such as National Restaurant Association. Please provide us with copies of all of the materials you cite or relied upon in the registration statement.

Registration Statement Cover Page

Explanatory Note

8. Please tell us when Del Frisco's Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco's Restaurant Group, Inc. and whether this will occur prior to effectiveness.

Prospectus Cover Page

9. Please disclose how the over-allotment shares will be allocated between the company and the selling shareholder.

Prospectus Summary, page 1

10. We note the extensive use of non-GAAP financial measures in this section, such as adjusted EBITDA margin. Please revise throughout to provide more balanced disclosure including the most directly comparable GAAP measures or remove it from the summary section.

11. Please revise page 1 to define "high-volume" and disclose what you mean that customers can access "easily." Disclose your definition of "affluent" residential areas. Please also provide a price range for "price-approachable" entrees.

Our Company, page 1

12. Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

13. Please revise the first sentence as your disclosure suggests that you operate concepts, rather than restaurants.

14. Please revise the second paragraph under "Our Company" to show GAAP measures and non-GAAP measures matching the periods shown in your financial statements. In doing so, please state revenues and net income as of your last fiscal year end and as of your most recent interim period. Also revise page 43 accordingly.

15. Please substantiate the basis for your stated belief that "[y]our New York Del Frisco's location is the highest grossing restaurant in the steakhouse industry."

Our Business Strengths, page 3

16. Refer to the second-to-last sentence of the first paragraph on page 5. We note that you "appeal to landlords with prime locations by offering high-volume, complementary concepts adaptable to a variety of areas and venues." Please revise to state as a belief of management as the statement may not be verified. Also revise the Business section accordingly.

Premium and Distinct Concepts with Complementary Market Positions, page 3

17. Please revise to explain what the term "premium dining concepts" means and describe how you have differentiated yourself from your fine dining competitors. Alternatively, remove the term "premium" to describe your brands.

High Quality Menu Offerings with an Unmatched Social Experience, page 4

18. We note that you "differentiate [y]ourselves from [y]our competitors by offering high quality cuisine across all menu items, with an emphasis on aged beef, fresh seafood and locally sourced ingredients." Please revise throughout to remove such statements as it appears that the filing does not substantiate how those attributes differentiates you from your competitors. Also revise the Business section accordingly.

Our Growth Strategy, page 4

19. Please delete reference to your "proven track record."

Our Equity Sponsor, page 5

20. Please provide a separately captioned section discussing conflicts of interest arising from your relationship with Lone Star Fund**,** an affiliate of your principal shareholder, such as the fact that representatives of Lone Star Fund and its affiliates and investment funds serving as your directors or officers will have no duty to refrain from engaging in businesses that conflict with yours, and will have no duty to communicate opportunities to you as discussed on pages 27 and 28. Additionally, please state here that you guarantee leases for affiliates of Lone Star Fund as noted on page 21.

21. Please disclose that you intend to use $3.0 million of the offering proceeds to make a one-time payment to Lone Star Fund in consideration for the termination of the asset advisory agreement upon consummation of the offering. Revise to also disclose that you are a controlled company and that Lone Star Fund will continue to control a majority of the voting power of your outstanding common stock.

22. Please disclose here the transaction bonus to be paid to Messrs. Mednansky and Pennison in connection with this offering.

Risk Factors, page 13

23. Please delete the statement on page 13 that "[t]he risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

24. Please revise to disclose and quantify in a separate risk factor the interests that some of your officers will receive in connection with this offering. We note your disclosure on pages 91-93.

Changes in general economic conditions, page 13

25. Please tell us whether your restaurants have performed better or worse in different geographic areas due to varying economic conditions. If applicable, revise the risk factor accordingly.

Our growth, including the development of the Grille, may strain, page 16

26. Please revise to disclose the approximate costs for your expansion plans.

Negative guest experiences or negative publicity surrounding our restaurants, page 16

27. Please revise to discuss, if appropriate, the risks that the Louisville, Kentucky and Orlando, Florida locations could subject you to litigation for failure to comply with food quality or preparation regulations, even if you are not legally liable.

Increases in the prices of, and/or reductions in the availability of commodities, page 17

28. Please revise to discuss the causes of rising beef prices in 2011.

29. We note that beef prices rose significantly in 2011 but that your beef costs as a percentage of food costs remained relatively stable from 2010 compared to the 36

weeks ended September 6, 2011. Please state whether this was the result of your fixed price beef supply contracts or other contracts. Revise the sixth sentence of the paragraph to disclose the extent to which you have fixed price beef supply contracts for 2012 or beyond.

We depend upon frequent deliveries of food and other supplies, page 18

30. We note that U.S. Foodservice supplies all of the beef for your restaurants. Please file the material agreement with U.S. Foodservice in an amendment to your registration statement or advise.

The terms of our credit facility impose operating and financial restrictions on us, page 23

31. Please revise to disclose the debt covenants for your new credit facility including your current ratios with respect to the covenants.

Use of Proceeds, page 34

32. Please file your asset advisory agreement as an exhibit to your next amendment. Additionally, please file all agreements related to the termination fee.

33. Please disclose the balance outstanding under your credit facility as of a more recently practicable date.

34. We note from the disclosure included on page 34 that the Company intends to use $3.0 million of the offering proceeds to make a one-time payment to Lone Star Fund, an affiliate of your principal shareholder, in consideration for the termination of the asset advisory agreement upon consummation of the offering. As this payment appears to be analogous to a dividend and is being paid from the offering proceeds, please reflect this planned payment (but not the related offering proceeds) in the pro forma balance sheet that is being presented alongside your historical balance sheet as of the latest period presented. Pro forma earnings per share should also be presented for the latest fiscal year and subsequent interim period presented giving effect to the number of shares whose proceeds would be required to fund the payment. Refer to the guidance outlined in SAB Topic 1:B:3.

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 49

35. We note that for certain of the expenses analyzed in this section such as costs of sales and restaurant operating expenses, changes from period to period are attributed to more than one factor. To the extent changes can be attributed to more than one factor, please revise to quantify the change attributable to each

responsible factor and provide an explanation as to the reasons. Please refer to Item 303 of Regulation S-K.

Contractual Obligations, page 58

36. We note that the amounts of your contractual obligations for operating leases as of December 28, 2010 as reflected in the table on page 58 do not agree to the amounts disclosed in Note 5 to your financial statements. Please reconcile and revise these disclosures.

Business, page 64

Our Company, page 64

37. We note your presentation of the non-GAAP measure adjusted EBITDA in the second paragraph on page 64. Please revise to present more prominent disclosure of the most comparable GAAP measure, net earnings, here and elsewhere in the registration statement where adjusted EBITDA is discussed. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

High Quality Menu Offerings with an Unmatched Social Experience, page 66

38. Please revise to explain your "swarming service."

Our Growth Strategy, page 67

Pursue Disciplined New Unit Expansion, page 67

39. We note the statement "complementary market positioning and ability to coexist in the same markets coupled with our flexible unit models." Please revise to explain what you mean by "complementary market positioning" and "flexible unit models."

40. You state that you "believe [y]our concepts have the potential for expansion in select international markets." Disclose whether you plan to expand through franchising, licensing, or company-owned restaurants. If available, discuss the costs of such expansion and the risks particular to any regions. State the status of your international expansion plans.

41. Please revise to state a basis for your belief that "the Grille is particularly attractive to upscale hotels outside the United States."

Grow Our Existing Restaurant Sales, page 67

    42. Please revise to explain how you "have capitalized on increased business travel and corporate spending."

Further Grow Our Private Dining Business, page 67

    43. Please provide a basis for your statement regarding "guest loyalty."

Properties, page 69

    44. Please disclose whether the lease agreements may be terminated earlier than the expiration dates. Also disclose whether any of your leases will be up for renewal in the next 12 months.

Executive Compensation, page 83

Non-Equity Incentive Compensation, page 84

    45. Please include qualitative and quantitative disclosure regarding the determination of "various financial performance metrics." Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

Severance and Change of Control Arrangements, page 86

    46. We note from the disclosure in the first paragraph on page 87 that in connection with Mr. Howie surrendering his Class B and Class C interests in Wagon in connection with the termination of his employment, Mr. Howie received $356,294. Please tell us and revise the notes to your financial statements to explain how this transaction was accounted for in your financial statements.

Transaction Bonus, page 91

    47. We note the disclosure on page 91 indicating that Mr. Mednansky may receive a transaction bonus from a bonus pool in connection with this or another firm commitment underwritten public offering resulting in at least $30,000,000 of gross proceeds to you, a qualified secondary public offering, any sale, transfer or

exchange of all or substantially all of the assets of the Company or in connection with a disposition of the majority of the equity interests currently held in the Company, provided that he is employed by CCH on the date of the applicable transaction is consummated, or the Transaction Date. We also note from the disclosure in the second paragraph on page 93 that Mr. Pennison is entitled to a similar bonus arrangement. Please tell us and revise MD&A to disclose the amount of the transaction bonus that Mr. Mednansky and Mr. Pennison will receive in connection with your planned public offering and disclose the planned accounting treatment for these bonus payments in your consolidated financial statements.

Consolidated Statements of Cash Flows, page F-6

48. We note the presentation in the statement of cash flows of deemed landlord financing proceeds (in the form of tenant improvement allowances) in the 2010 statement of cash flows in the amount of $1,601. Please tell us and explain in the notes to the financial statements the nature and terms of this non-cash transaction. As part of your response, please also explain why this amount is reflected as an operating cash flow in the statement of cash flows.

Summary of Significant Accounting Policies
Segment Reporting, page F-13

49. We note from the disclosure included in Note 2 that due primarily to similar economic characteristics, including similar long-term average margins as well as a single type of product, distribution system, and similar customers, the Company reports the operations of its Del Frisco's, Sullivan's and Del Frisco's Grille reporting units on an aggregated basis and does not separately report segment information. However, based on the discussion included in the Business section of the registration statement beginning on page 64, it appears that the Del Frisco's Double Eagle Steak House operations provide a more premium dining experience to its customers as indicated by the average check at such operations of $98 during 2011 as compared to $58 for Sullivan's Steakhouse and $45 to $55 for Del Frisco's Grille. Given the more premium nature of the dining experience provided at the Del Frisco's Double Eagle Steak House operations as evidenced by the higher average guest checks during 2011, please explain in further detail why you believe that the operations of Del Frisco's Double Eagle Steak House operations are economically similar to those of the Sullivan's Steakhouse and Del Frisco's Grill operations and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. As part of your response, please also tell us the average margins that have been generated by each of these three types of operations during the periods presented in your financial statements.

Note 4. Related Party Transactions, page F-15

50. We note that upon the successful completion of the anticipated IPO, the Fund will continue to own a majority of your outstanding shares and accordingly, will continue to control you. Please revise MD&A and the notes to your audited financial statements to indicate the percentage ownership interest that the Fund will hold following completion of the offering and disclose its ability to exercise significant influence or control over your operations. Refer to the requirements of ASC 850-10-50-1.

51. We note the disclosure in the first paragraph on page F-16 indicating that during 2011, you recorded a $795 long-term liability for former employees health care costs with an offset to members equity in the form of a $477 net of tax deemed distribution. We also note from your disclosure that this liability should have been recorded at the date of the Acquisition but prior year's financial statements were not restated as the impact of the issue was immaterial to previously reported results for any individual prior year and 2011. Please tell us in further detail the specific nature of the liability that was recognized during 2011 and explain why the offset to this liability was recognized as a deemed distribution in the Company's financial statements. Also, please explain in further detail what facts or circumstances resulted in this liability not being recognized until 2011 when your disclosure indicates that this liability should have been recognized in connection with the Acquisition which occurred in 2006. We may have further comment upon review of your response.

Long-Term Incentive Equity Compensation, page F-16

52. We note from the disclosure included in Note 4 that a portion of the Class C interests vest 12.5% annually in each of five years if performance targets for the year are achieved by December 31 of such year but if the targets for a year are not achieved, the portion for that year is forfeited and not eligible to vest at a later date. We also note that these awards are being accounted for as variable awards which are revalued at the end of each reporting period until such interests are either vested or forfeited. We further note that those Class C interests that have not been previously forfeited become fully vested if there is a change in control of ownership of the Company or Holdings and the 12.5% Class C interests vested during 2008, 2009 and 2010. With regards to these Class C interests, please address the following:

- Please tell us and revise Note 4 to clarify whether the Company's planned public offering will result in the accelerated vesting of the 12.5% Class C interests that are outstanding. If so, please revise Note 4 and MD&A to disclose the amount of expense that will be recognized in the Company's financial statements as a result of the accelerated vesting of these interests.

- Your disclosure in Note 4 indicates an independent appraisal was conducted to value the Class B and C interests at the date of grant. However, as the Class C interests are being accounted for as variable awards which are revalued at the end of each reporting period, please tell us and revise Note 4 to explain how these interests have been revalued at the end of each reporting period since the date of grant. Your revised disclosure should explain both the method and significant assumptions that have been used to value such interests subsequent to the date of grant and should indicate whether the valuation of the stock based compensation grants was prepared by an unrelated valuation specialist and if so, indicate the fair value determined by that valuation. Alternatively, if an independent valuation specialist was not used, please disclose the reasons management chose not to obtain a valuation by an unrelated valuation specialist.

- To the extent that the value of the Class C interests as of the end of 2011 is significantly different than the expected public offering price for the Company's common shares, please discuss in MD&A each significant factor contributing to the difference between the fair value of the Class C interests and the expected public offering price.

53. Refer to the guidance in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-company Equity Securities Issued as Compensation."

54. We note from the disclosure included in Note 4 that the estimated fair value of the Class C interests was calculated based on the estimated market value of the Company with discounts applied that related to marketability, restrictions on the transfer of the Class C interests, and the preferences of the Class A and Class B interests. Please tell us and revise Note 4 to disclose the discounts related to marketability and transfer restrictions that were applied in valuing the Class C interests. Please note that absent substantive long-term restrictions on the ability to sell or transfer the interests, we do not believe that the use of discounts in excess of 10% to 15% is appropriate for use in valuing stock-based compensation grants. Also, please revise Note 4 to disclose how the Company determined the risk-free interest rate, expected term and volatility assumptions that were used to value these stock-based compensation grants.

55. In a related matter, please explain how you calculated or determined the $171,000, $170,000 and $170,000 of compensation expense recognized during 2008, 2009 and 2010 in connection with the stock-based compensation grants.

56. In addition, please revise Note 4 to include all of the disclosures required by ASC 718-10-50 with respect to the Class B and Class C interests issued to the Company's employees, as applicable.

Note 5. Leases

57. We note the disclosure included in Note 5 indicating that during 2011, the Company determined that straight-line rent on certain leases was recorded inconsistently and corrected the deferred rent liability account resulting in a non-cash cumulative adjustment to record additional rent expense of $430 in the first fiscal quarter of 2011 relating to prior years. We also note that prior years were not restated as the impact of these issues was immaterial to the previously reported results for any individual prior year and 2011. As the additional rent expenses recognized during 2011 represented approximately 17% of the Company's pretax earnings for the thirty six weeks ended September 6, 2011 and 26% of the Company's net earnings for this period, please provide us with your detailed materiality analysis with respect to this adjustment on both prior periods and the current fiscal year. Your response should also explain both the quantitative and qualitative factors that considered by management in determining that this adjustment was not material to the Company's financial statements for any of the periods presented. We may have further comment upon review of your response.

Note 6. Income Taxes, page F-18

58. We note from the Company's reconciliation of its statutory tax rate for 2010 to its effective tax rate for this period that "other items" impacted the Company's effective tax rate for 2010 by approximately $2.1 million or 23%. Please tell us and revise Note 6 to explain in further detail the nature and amounts of the items that are included in "other net" in the Company's tax rate reconciliation for 2010.

Note 11. Litigation, page F-23

59. We note from the disclosure included in Note 11 that as a result of a settlement with the dissenting shareholders in connection with the Acquisition transaction during 2009, the Company increased its carrying value of goodwill by $1,583 to reflect the increase in the per share amount paid in the settlement. We also note that the Company reversed certain interest expense accrued prior to the settlement resulting in a reduction to interest expense of $1,180. As the settlement with the dissenting shareholders occurred several years after the completion of the acquisition transaction which occurred in December 2006 and appears to relate to litigation, please explain in further detail why you believe it was appropriate to account for the consideration paid as a result of the settlement as an adjustment to goodwill rather than as an expense in the Company's financial statements. In a related matter, please explain in further detail why the Company recognized a reduction to interest expense of $1,180 for interest accrued prior to the settlement. We may have further comment upon review of your response.

Other

60. We note from the discussion on pages 8 and 30 of the registration statement that you plan to grant options in connection with this offering, and in the future expect to issue options, restricted stock and other forms of stock-based compensation. Please tell us and revise MD&A and the notes to the company's financial statements to disclose the number and expected terms of the options that the company plans to issue prior to or in connection with its planned public offering. Also, please explain how you plan to value the stock based compensation grants that it intends to issue in connection with your planned public offering.

61. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

62. Please provide currently dated consents from the independent registered public accountants in any future amendments to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Mark S. Mednansky
Del Frisco's Restaurant Group, LLC
February 17, 2012
Page 14

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jeffrey A. Chapman
Gibson, Dunn & Crutcher LLP